Exhibit 99.1

Rita Mirwald Joins Claude's Board

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, Jan. 4 /CNW/ - Josef Spross, Chairman of Claude Resources Inc. ("Claude" or the "Company"), is pleased to announce that Rita Mirwald has joined the Company's Board of Directors.

Ms. Mirwald recently retired from her role as Senior Vice President, Corporate Services at Cameco Corporation which she held since 1995.  In this role she was responsible for brand and image development, communications, investor relations, human resources, and government and community liaison.  She also played a leading role in the execution of Cameco's training, employment and community investment programs for First Nations and Metis people of northern Saskatchewan.

In July 2010, Ms. Mirwald was appointed as a member to the Order of Canada.

Ms. Mirwald has a Bachelor of Arts degree and a Diploma of Education from University of Saskatchewan, a Master of Arts from University of Oregon and has completed the executive program at Queen's University.  She is past Chair of the Saskatchewan Institute of Public Policy and the Global Strategies Committee of the World Nuclear Association.

"Rita Mirwald is an outstanding addition to the Claude Resources' Board of Directors.  We expect her to play an important role in the achievement of the Company's long-term growth plans," stated Mr. Spross.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR).  The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada.  Its main revenue generating asset is the 100 percent owned Seabee gold operation, located in northern Saskatchewan. Since 1991, Claude has produced over 915,000 ounces of gold from its Seabee Operations. Claude also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Property in northeastern Saskatchewan.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO, Claude Resources Inc.
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone:  (306) 668-7505
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 11:00e 04-JAN-11